Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces sale of Russian assets

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Toronto, Ontario, April 5, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today that it has entered into a definitive agreement (“Agreement”) with the Highland Gold Mining group of companies (“Highland Gold”) and its affiliates to sell 100% of its Russian assets for total consideration of $680 million in cash.

As part of the transaction, Kinross will receive a total of $400 million in cash for the Kupol mine and the surrounding exploration licenses, which includes payment of $100 million upon closing, as well as additional payments of $150 million before the end of 2023, $100 million before the end of 2024, and $50 million before the end of 2025. Kinross will also receive a total of $280 million in cash for its Udinsk project, which includes payments of $80 million before the end of 2025, $100 million before the end of 2026 and $100 million before the end of 2027.

The deferred payments are secured by an extensive security package that includes share pledges, financial guarantees and an escrow account. All payments under the Agreement are payable in U.S. dollars.

Highland Gold is one of the largest gold mining companies in Russia and operates several mines in the country, including in the Chukotka and Khabarovsk regions where the Kupol mine and Udinsk project are located, respectively.

The transaction is subject to the approval of the Russian government and the finalization of certain ancillary agreements.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile, Ghana and Canada. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statements on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this presentation include, without limitation, statements with respect to the completion and timing of the sale of its Russian assets; the schedule of payments in secured instalments over the next five years; and projected timing of Russian government approvals. Phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will complete the acquisition in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; (ii) that, in the event any deferred payment is not paid to Kinross, the security package, including share pledges, financial guarantees and an escrow account, will be realized and enforceable in a manner consistent with the Company’s expectations; (iii) that economic and sectoral sanctions (or similar laws) will not adversely impact the transaction or the parties’ ability to discharge their obligations under the transaction agreements, including payment of the purchase price; and (iv) that the necessary approvals from the applicable Russian government authorities will be obtained in a timely manner, or at all. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, including the risk that the sale transaction will not be completed for any reason and that the secured installment payments are actually paid to Kinross. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021 and the Annual Information Form dated March 31, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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